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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2003

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                     Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   NEUROCHEM INC.

     November 26, 2003

                                      By:         /s/ David Skinner
                                         ---------------------------------------
                                                     David Skinner
                                                Director, Legal Affairs,
                                         General Counsel and Corporate Secretary


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FIRST QUARTER

FISCAL 2004

Q.1

Driven
to maximize
performance

Neurochem


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Page 01 Neurochem First Quarter 2004 Financial Statements

Chairman's Message to Shareholders

For the first quarter of fiscal 2004, ended September 30, 2003, Neurochem has made significant progress. Our milestones included the successful completion of an initial public offering in the United States and a share offering in Canada. In total, we issued 5.75 million common shares for gross proceeds of $85.0 million (US$62.5 million).

The Company concurrently listed its shares on NASDAQ and, following the close of the quarter, was added to NASDAQ's Biotechnology Index effective November 24, 2003.

We also announced that Neurochem has applied for regulatory approval to change its fiscal year-end from June 30 to December 31, effective as of December 31, 2003. This will allow the Company's fiscal period to end on the same date as most companies in its sector.

Our successful financing provides us with the resources to fund our drug development activities as well as to expand the business and commercial capabilities of the Company.

Our financial achievements in the quarter have been accompanied by continued progress in clinical trials for our three lead product candidates.

Following the close of the quarter, we were very encouraged by interim findings on how Alzhemed(TM) improves the cognitive function of patients with Alzheimer's Disease, especially in the milder population.

UPDATE ON CLINICAL DEVELOPMENT

Progress on Neurochem's drug development programs was significant during the quarter.

ALZHEMED(TM)
After promising results from the Phase II clinical trial reported at the close of the fourth quarter of fiscal 2003, Neurochem has received additional positive interim results on cognitive function (as measured by ADAS-cog)(1) of patients suffering from mild-to-moderate Alzheimer's Disease (AD) in an open-label Phase II extension study(2). These results are from the first 10 patients out of the 33 enrolled in the ongoing study who have now completed 9 months of treatment on the 300 mg daily dose of Alzhemed(TM).

Overall, after 9 months of treatment, the combined cohort of mild-to-moderate patients on Alzhemed(TM) performed 59% better in their cognitive function scores (ADAS-cog) when compared to historical, untreated control patient groups.

The data has revealed that patients with mild AD(3) (n = 6) showed the greatest benefits from Alzhemed(TM) (-3.5 points on average) as compared to historical control data from a longitudinal study with mild AD patients, who showed an average decline in their cognitive function of approximately + 4.6 points over the same period of time(4).

As the results from other groups of patients on this extension study become available, Neurochem expects to release additional interim data, with a full report of the study planned for the first quarter of calendar 2004.


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Page 02 Neurochem First Quarter 2004 Financial Statements

Neurochem intends to initiate Phase III trials on Alzhemed(TM) in North America, in the spring of 2004, pending regulatory approvals.

FIBRILLEX(TM)
Neurochem's Phase II/III clinical trial for Fibrillex(TM), the Company's most advanced drug candidate, is scheduled for completion in January 2005, with commercialization planned for the end of that year. To date, more than 50% of the 183 patients enrolled have been treated for a year or more. Some have completed the study and have entered the open-label extension study. Neurochem's Data Safety Monitoring Board (DSMB), composed of leading authorities in the field of AA Amyloidosis, meets every eight months to evaluate the safety of Fibrillex(TM), and has unanimously recommended on two occasions that the Company continue the trial. The next DSMB report is expected in December 2003.

CEREBRIL(TM)
Cerebril(TM), the same compound as Alzhemed(TM), is currently being studied in a 12-week, Phase II clinical trial at five centers in the United States. This product candidate is for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (CAA), a syndrome of recurrent strokes. The aim is primarily to establish the safety, tolerability and optimal dosage of the product candidate. Patient enrollment has been completed and this study in expected to end in January 2004.

FINANCIAL RESULTS HIGHLIGHTS

For the quarter ended September 30, 2003, the Company reported a net loss of $6,787,000 ($0.28 per share) compared to $3,962,000 ($0.20 per share) for the same quarter last year.

Research and development expenses, before research tax credits and grants, amounted to $3,840,000 this quarter, compared to $3,963,000 for the same quarter last year. Research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials, the Alzhemed(TM) open-label Phase II extension study and advancements towards its Phase III clinical trial, as well as the Cerebril(TM) on-going Phase II clinical trial.
As at September 30, 2003, 246 patients were enrolled in clinical trials compared to approximately 80 patients a year earlier.

General and administrative expenses for the quarter totaled $3,018,000, compared to $717,000 for the same quarter last year. The increase is mainly due to the hiring of new employees in the accounting, legal, marketing and business development functions of the organization, increased awareness and educational activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, increased legal and other professional expenses as well as an increase in the overall activity level at the Company.

As at September 30, 2003, the Company had cash, cash equivalents and marketable securities of $89,843,000 compared to $16,334,000 as at June 30, 2003. The increase is due to proceeds received from the issue of additional share capital during the quarter, net of funds used in operations and in investing activities.


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Page 03 Neurochem First Quarter 2004 Financial Statements

CONCLUSION

I am very pleased with Alzhemed(TM)'s interim results, the advancement of our clinical trials and the successful conclusion of our financing. Over the upcoming months, we will continue to advance our drug development programs and enhance our marketing activities while pursuing partnering initiatives for Fibrillex(TM) and Alzhemed(TM).

I want to thank, you, our shareholders, for your continued support.

/s/ Francesco Bellini
------------------------------------
Dr. Francesco Bellini
Chairman and Chief Executive Officer

1   Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog).

2 In an open-label extension study, in contrast to a blind study, all patients are treated with an investigational drug candidate, and no patients receive a placebo.

3   Mini Mental State Exam (MMSE): 19-25

4   Stern, R.G., et al. Am.J.Psychiatry 151:3, March 1994.

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Neurochem

Neurochem Inc.
7220 Frederick-Banting Street
Suite 100, Saint-Laurent
Quebec, Canada H4S 2A1
Telephone: (514) 337-4646
Toll-Free: 1 888 337-4646
Fax: (514) 337-5339
E-mail: info@neurochem.com
Website: www.neurochem.com